UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-40527

DIGI POWER X INC.
(Translation of registrant’s name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario M5C 1T4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On November 10, 2025, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval + (“SEDAR”) a voting instruction form, a request for financial statements form and a notice of availability of proxy materials, copies of which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively.

On December 2, 2025, the Registrant filed on SEDAR a notice of meeting, a copy of which is attached hereto as Exhibit 99.4.

On December 3, 2025, the Registrant filed on SEDAR a form of proxy, a copy of which is attached hereto as Exhibit 99.5. On December 3, 2025, the Registrant also filed on SEDAR a notice of meeting and management information circular, a copy of which is attached hereto as Exhibit 99.6 and is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-10 (File No. 333-286520) and the Registrant’s Registration Statement on Form S-8 (File No. 333-276647).

On December 11, 2025, the Registrant filed on SEDAR a report of voting results, a copy of which is attached hereto as Exhibit 99.7.

The inclusion of any website address herein, including in any exhibit attached hereto, is intended to be an inactive textual reference only and not an active hyperlink. The information contained in, or that can be accessed through, each such website is not part of this Form 6-K or incorporated herein.

See “Exhibits” below.

Exhibits

Exhibit Number	Description
99.1	Voting Instruction Form
99.2	Request for Financial Statements Form
99.3	Notice of Availability of Proxy Materials
99.4	Notice of Meeting
99.5	Form of Proxy
99.6	Notice of Meeting and Management Information Circular
99.7	Report of Voting Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGI POWER X INC.

	By:	/s/ Michel Amar
		Name:	Michel Amar
		Title:	Chief Executive Officer

Date: December 23, 2025

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